Exhibit 99.1

FARFETCH LIMITED

2018 FARFETCH EMPLOYEE EQUITY PLAN

NOTICE OF PERFORMANCE-BASED RESTRICTED SHARE UNIT AWARD

GRANT NUMBER:

Terms defined in the 2018 Farfetch Employee Equity Plan (as may be amended from time to time, the “Plan”) shall have the same meanings in this Notice of Performance-Based Restricted Share Unit Award (“Notice of Grant”).

Name: José Neves

You (“Participant”) have been granted an award of performance-based Restricted Share Units (“PSUs”) covering shares of the Company’s Class A Ordinary Shares (the “Shares”), subject to the terms and conditions of the Plan and the attached Performance-Based Restricted Share Unit Agreement (hereinafter “Agreement”) under the Plan, both of which are incorporated herein by reference, as follows:

Total Number of PSUs:	8,440,000

PSU Grant Date:	May 28, 2021

Expiration Date:

The earlier to occur of: (a) the date on which settlement of all vested PSUs granted hereunder occurs and (b) the expiration of the applicable Performance Period set forth on Exhibit A attached to the Agreement .

Vesting: The PSUs will vest as set forth on Exhibit A attached to the Agreement.

Participant acknowledges that the vesting of the PSUs pursuant to this Notice of Grant is conditioned on meeting the vesting requirements set forth on Exhibit A attached to the Agreement. By Participant’s acceptance hereof (whether written, electronic or otherwise), Participant agrees that Participant has read this Notice of Grant, the Agreement and the Plan.

By Participant’s acceptance hereof (whether written, electronic or otherwise), Participant agrees, to the fullest extent permitted by law, that in lieu of receiving documents in paper format, Participant accepts the electronic delivery of any documents the Company, or any third party involved in administering the Plan which the Company may designate, may deliver in connection with this grant (including the Plan, this Notice of Grant, the Agreement, account statements, or other communications or information) whether via the Company’s intranet or the Internet site of such third party or via email or such other means of electronic delivery specified by the Company.

By Participant’s acceptance hereof (whether written, electronic or otherwise), Participant and the Company agree that the PSUs are granted under and governed by the terms and conditions of the Plan, this Notice of Grant and the Agreement.

PARTICIPANT	FARFETCH LIMITED

_______________________________	By:

FARFETCH LIMITED

PERFORMANCE-BASED RESTRICTED SHARE UNIT AGREEMENT

Participant has been granted performance-based Restricted Share Units (“PSUs”) subject to the terms, restrictions and conditions of the Company’s 2018 Farfetch Employee Equity Plan (as amended from time to time, the “Plan”), the Notice of Performance-Based Restricted Share Unit Award (“Notice of Grant”) and this Performance-Based Restricted Share Unit Agreement (this “Agreement”). Unless otherwise defined herein or in the Notice of Grant, the terms defined in the Plan shall have the same defined meanings in this Agreement.

1. No Shareholder Rights. Unless and until such time as Shares are issued in settlement of vested PSUs, Participant shall have no ownership of the Shares allocated to the PSUs and shall have no right to dividends or to vote such Shares.

2. Dividend Equivalents. Dividend equivalents, if any, shall not be credited to Participant in respect of Participant’s PSUs, except as otherwise permitted by the Committee.

3. No Transfer. Without limiting the generality of any other provision in this Agreement, the PSUs shall be subject to the restrictions on transferability set forth in Section 10.3 of the Plan.

4. Termination. The PSUs shall terminate on the Expiration Date or earlier as provided in this Agreement or the Plan. Any PSUs that have not vested on or prior to the Expiration Date shall terminate and be forfeited for no consideration. If Participant incurs a Termination of Service for any reason, all PSUs that have not vested under the terms of the Notice of Grant and this Agreement shall be forfeited to the Company forthwith, and all rights of Participant to such PSUs shall immediately terminate. In case of any dispute as to whether such termination has occurred, the Committee shall have sole discretion to determine whether such termination has occurred and the effective date of such termination.

5. Acknowledgement. The Company and Participant agree that the PSUs are granted under and governed by the Notice of Grant, this Agreement and by the provisions of the Plan (incorporated herein by reference). Participant: (i) acknowledges receipt of a copy of each of the foregoing documents, (ii) represents that Participant has carefully read and is familiar with their provisions, and (iii) hereby accepts the PSUs subject to all of the terms and conditions set forth herein and those set forth in the Plan and the Notice of Grant.

6. Limitations on Transfer of Shares. In addition to any other limitation on transfer created by Applicable Law or Section 10.3 of the Plan, Participant shall not assign, encumber or dispose of any interest in the Shares issued pursuant to this Agreement prior to the one-year anniversary of the applicable Vesting Date (as defined in Exhibit A) except with the Company’s prior written consent (the “Post-Vesting Transfer Restrictions”). Notwithstanding the foregoing, the Post-Vesting Transfer Restrictions shall not apply to (i) any transfer of Shares to the Company, (ii) any transfer in satisfaction of any tax withholding obligations with respect to the PSUs, (iii) subject to the consent of the Company (which shall not be unreasonably withheld), any transfer of the Shares to an estate planning vehicle of Participant or (iv) any transfer upon the occurrence of, and in connection with, a Change in Control (or such earlier time as is necessary in order for Participant to participate in such Change in Control transaction with respect to the Shares and receive the consideration payable with respect thereto in connection with such Change in Control). All transferees of Shares or any interest therein will receive and hold such shares or interest subject to the provisions of this Agreement, including the transfer restrictions of Sections 3, 6 and 13, and the Company’s Bylaws, and the transferee shall acknowledge such restrictions in writing. Any sale or transfer of the Shares shall be void unless the provisions of this Agreement are satisfied.

7. Settlement.

(a) Participant’s PSUs shall be distributed in Shares (either in book-entry form or otherwise) as soon as administratively practicable following the vesting of the applicable PSU pursuant to this Agreement and, in any event, within forty-five (45) days following such vesting (for the avoidance of doubt, this deadline is intended to comply with the “short-term deferral” exemption from Section 409A) . Notwithstanding the foregoing, the Company may delay a distribution or payment in settlement of PSUs if it reasonably determines that such payment or distribution will violate securities laws or any other Applicable Law, provided that such distribution or payment shall be made at the earliest date at which the Company reasonably determines that the making of such distribution or payment will not cause such violation, as required by Treasury Regulation Section 1.409A-2(b)(7)(ii), and provided further that no payment or distribution shall be delayed under this Section 7(a) if such delay will result in a violation of Section 409A.

(b) All distributions made in Shares shall be made by the Company in the form of whole Shares.

8. Responsibility for Taxes.

(a) Regardless of any action the Company or, if different, the Subsidiary or parent of the Company to which Participant renders services (the “Service Recipient”) takes with respect to any or all Tax Liabilities, Participant acknowledges that the ultimate liability for all Tax Liabilities legally due by Participant is and remains Participant’s responsibility, may exceed the amount actually withheld by the Company or the Service Recipient, if any, and that the Company and/or the Service Recipient (i) make no representations or undertakings regarding the treatment of any Tax Liabilities in connection with any aspect of the award, including the grant and settlement of the PSUs, the subsequent sale of Shares acquired pursuant to such settlement and the receipt of any dividends, and (ii) do not commit to structure the terms of the PSUs or any aspect of the PSUs to reduce or eliminate Participant’s liability for Tax Liabilities or achieve any particular tax result. Participant acknowledges that if Participant is subject to Tax Liabilities in more than one jurisdiction, the Company and/or the Service Recipient (or former Service Recipient, as applicable) may be required to withhold or account for Tax Liabilities in more than one jurisdiction.

(b) Prior to any relevant taxable or tax withholding event, as applicable, Participant shall pay or make adequate arrangements satisfactory to the Company and/or the Service Recipient to satisfy any withholding obligation of the Company and/or the Service Recipient for Tax Liabilities. In this regard, Participant authorizes the Company and/or the Service Recipient to withhold all applicable Tax Liabilities legally payable by Participant from Participant’s wages or other cash compensation paid to Participant by the Company and/or the Service Recipient. With the Company’s consent, these arrangements may also include, if permissible under local law, (i) withholding Shares that otherwise would be issued to Participant when Participant’s PSUs are settled; (ii) having the Company withhold taxes from the proceeds of the sale of the Shares, through a voluntary sale or through a mandatory sale arranged by the Company (on Participant’s behalf and Participant hereby authorizes such sales by this authorization); (iii) Participant’s payment of a cash amount; or (iv) any other arrangement approved by the Company; all under such rules as may be established by the Committee and in compliance with the Company’s Insider Trading Policy and 10b5-1 Trading Plan Policy, if applicable. Notwithstanding the foregoing, if the Shares under the PSU are not freely tradable (due to securities law, listing rules, or contractual restrictions) on the applicable tax withholding date, then the method of withholding shall be, at the Company’s election, either through net withholding under (i) of the preceding sentence or through a mandatory sale under (ii) of the preceding sentence, but with such mandatory sale to a third-party investor designated and approved by the Company.

(c) The Company and/or the Service Recipient may withhold or account for Tax Liabilities by considering statutory withholding rates or other applicable withholding rates, including maximum rates applicable in Participant’s country, in which case Participant may receive a refund of any over-withheld amount in cash and will have no entitlement to the equivalent in Shares. In the case of withholding in Shares, the Company shall issue the net number of Shares to Participant by deducting the Shares retained for Tax Liabilities from the Shares issuable upon vesting. For tax purposes, Participant is deemed to have been issued the full number of Shares subject to the vested PSUs, notwithstanding that a number of the Shares is held back solely for the purpose of paying the Tax Liabilities.

(d) Participant shall pay to the Company and/or the Service Recipient any amount of Tax Liabilities that the Company and/or the Service Recipient may be required to withhold as a result of Participant’s participation in the Plan or Participant’s acquisition of Shares that cannot be satisfied by the means previously described. Finally, Participant acknowledges that the Company has no obligation to deliver Shares to Participant until Participant has satisfied the obligations in connection with the Tax Liabilities as described in this Section 8. In this regard, Participant authorizes the Company to instruct the broker whom it has selected for this purpose to sell a number of Shares to be issued upon the vesting or settlement of Participant’s PSUs to meet the withholding obligation for Tax Liabilities.

9. Code Section 409A. To the extent applicable, for purposes of this Agreement a termination of employment will be determined consistent with the rules relating to a “separation from service” as defined in Section 409A of the Code and the regulations thereunder (“Section 409A”). Notwithstanding anything else provided herein, to the extent any payments (such as settlement of the PSUs) (“Payments”) provided under this Agreement in connection with Participant’s termination of employment constitute deferred compensation subject to Section 409A, and Participant is deemed at the time of such termination of employment to be a “specified employee” under Section 409A, then such Payment shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from Participant’s separation from service from the Company or the Service Recipient or (ii) the date of Participant’s death following such a separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to Participant including, without limitation, the additional tax for which Participant would otherwise be liable under Section 409A(a)(1)(B) in the absence of such a deferral. The first Payment thereof will include a catch-up Payment covering the amount that would have otherwise been paid during the period between Participant’s termination of employment and the first Payment date but for the application of this provision, and the balance of the installments (if any) will be payable in accordance with their original schedule. To the extent that any provision of this Agreement is ambiguous as to its exemption from or compliance with Section 409A, the provision will be read in such a manner so that all Payments hereunder are exempt from Section 409A to the maximum permissible extent and, for any Payments where such construction is not reasonable, that those Payments comply with Section 409A to the maximum permissible extent. To the extent any Payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such Payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this section are intended to constitute separate Payments for purposes of Section 1.409A-2(b)(2) of the U.S. Treasury Regulations. Payments may be accelerated by the Company to the extent permitted by Section 1.409A-3(j)(4) of the U.S. Treasury Regulations.

10. Tax Consequences. Participant acknowledges that there will be tax consequences upon vesting and/or settlement of the PSUs and/or acquisition or disposition of the Shares, if any, received in connection therewith, and Participant should consult a tax adviser regarding Participant’s tax obligations prior to such vesting, settlement, acquisition or disposition.

11. Compliance with Laws and Regulations. The issuance and transfer of Shares will be subject to and conditioned upon compliance by the Company and Participant (including any written representations, warranties and agreements as the Committee may request of Participant for compliance with applicable laws) with all applicable U.S. and non-U.S. federal, state and local securities and other laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Company’s equity securities may then be listed or quoted, as they are in effect on the Grant Date and also on the date of settlement. Participant may not be issued any Shares if such issuance would constitute a violation of any applicable U.S. and non-U.S. federal, state or local securities laws or other law or regulations or the requirements of any stock exchange or automated quotation system upon which the Shares or other equity securities of the Company may then be listed or quoted.

12. Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Notice of Grant, this Agreement, and the PSUs will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Law permits, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

13. Clawback. In the event Participant engages in fraud, intentional misconduct and/or actions leading to material reputational harm to the Company, the Board may, in its sole discretion, require the Participant to forfeit, disgorge, return to the Company or adjust any vested PSUs and/or the Shares issuable hereunder, including any amounts or profits realized by Participant in connection with such PSUs or the sale of Shares issuable hereunder. Notwithstanding anything to the contrary, neither this Section 13 nor Section 10.5 of the Plan are intended to limit any clawback or recoupment policy in effect on the Grant Date or as may be adopted or maintained by the Company to the limited extent required in order to comply with Applicable Law, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.

14. Data Privacy Information. The Participant acknowledges that the Company will collect, use and transfer, in electronic or other form, the Participant’s personal data for the exclusive purpose of implementing, administering and managing the Participant’s participation in the Plan. The Company may hold the following personal information about the Participant, including but not limited to, the Participant’s name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares held in the Company or any of its Subsidiaries, details of all Awards, in each case, as necessary for the performance of the Agreement in order to implement, manage and administer the Plan and Awards (the “Data”). Please note that the Company requires the Participant to provide certain Data in order for the Participant to participant in the Plan, if the Participant does not provide the required Data, the Participant may not be able to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards. The Company may transfer the Data amongst its Subsidiaries as necessary for the purpose of implementation, administration and management of the Participant’s participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration and management of the Plan, including as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Participant may elect to deposit any Ordinary Shares. In addition, the Data may also be disclosed to the Company’s professional advisors to exercise, defend or enforce the Company’s rights as well as to other third parties, in our legitimate interests, if the Company either sells, transfers, merges, consolidates or re-organises any part(s) of its business, or merges with, acquires or forms a joint venture with, any other business, in which case the Company may disclose the Data to any prospective buyer, new owner, or other third party involved in such change to its business. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. For any transfers of Data outside the European Economic Area (“EEA”) or the UK, the data transfer will be under the European Commission’s model contracts for the transfer of personal data to third countries (i.e., the standard contractual clauses), or any equivalent contracts issued by the relevant competent authority of the UK, as relevant, unless (i) the data transfer is to a country that has been determined by the European Commission or the relevant UK authorities, as applicable, to provide an adequate level of protection for individuals’ rights and freedoms for their personal information or (ii) the transfer is necessary for the performance of a contract between the Participant and the Company. The Data related to the Participant will be held only as long as is necessary to implement, administer, and manage the Participant’s participation in the Plan. The Participant may, at any time, view the Data held by the Company with respect to the Participant, request additional information about the storage and processing of the Data with respect to the Participant, in certain circumstances, request the correction, deletion, restriction (stop any active) or objection to the processing of the Participant’s Data; and to obtain the Data the Participant provides to the Company in a structured, machine readable format and to ask the Company to share (port) this data to another organization, in any case without cost, by contacting his or her local human resources representative. In addition, you have the right to complain to your applicable data protection supervisory authority. These rights may be limited, for example if fulfilling the Participant’s request would reveal personal data about another person, or if the Participant requests the deletion of Data which the Company is required by law to retain or have compelling legitimate interests in retaining. For more information about the Company’s privacy practices, the Participant may contact his local human resources representative.

15. No Rights as Employee, Director or Consultant. Nothing in the Plan, the Notice of Grant or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Subsidiary or parent thereof or interferes with or restricts in any way the rights of the Company and any Subsidiary or parent thereof, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or any Subsidiary or parent thereof and Participant.

16. General Provisions.

(a) Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted by Participant or the Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and Participant.

(b) Entire Agreement. The Plan and the Notice of Grant are each incorporated herein by reference. This Agreement, the Notice of Grant and the Plan constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior undertakings and agreements with respect to such subject matter.

(c) Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement.

(d) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

(e) Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

(f) Waiver. Participant acknowledges that a waiver by the Company of breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by Participant or any other participant.

17. Notices. Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following: (i) at the time of personal delivery, if delivery is in person; (ii) at the time an electronic confirmation of receipt is received, if delivery is by email; (iii) at the time of transmission by facsimile, addressed to the other party at its facsimile number specified herein (or hereafter modified by subsequent notice to the parties hereto), with confirmation of receipt made by both telephone and printed confirmation sheet verifying successful transmission of the facsimile; (iv) one (1) business day after deposit with an express overnight courier for United States deliveries, or two (2) business days after such deposit for deliveries outside of the United States, with proof of delivery from the courier requested; or (v) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries. Any notice for delivery outside the United States will be sent by email, facsimile or by express courier. Any notice not delivered personally or by email will be sent with postage and/or other charges prepaid and properly addressed to Participant at the last known address or facsimile number on the books of the Company, or at such other address or facsimile number as such other party may designate by one of the indicated means of notice herein to the other parties hereto or, in the case of the Company, to it at its principal place of business. Notices to the Company will be marked “Attention: General Counsel.” Notices by facsimile shall be machine verified as received.

18. Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement will be binding upon Participant and Participant’s heirs, executors, administrators, legal representatives, successors and assigns.

19. Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of England and Wales, without regard to conflicts of laws thereof or of any other jurisdiction.

20. Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement. The Company reserves the right to impose other requirements on Participant’s participation in the Plan, on the PSUs and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

Exhibit A

Vesting and Settlement of PSUs

1. Definitions.

(a) “Average Closing Price” shall mean the 90 trading day trailing average closing price of a Share.

2. Vesting.

(a) Performance Vesting. The applicable amount of the Total Number of PSUs set forth in the Grant Notice (each, a “Tranche”) will become eligible to be earned and vest during the applicable Performance Period set forth opposite such Tranche in the table below. Each Tranche shall be earned on the date the Average Closing Price first exceeds the Stock Price Hurdle set forth opposite such Tranche in the table below during the applicable Performance Period (each such date, the “Vesting Date”), in each case, subject to Participant remaining in continuous service with the Company, except as otherwise provided under Section 2(b) below.

For the avoidance of doubt, with respect to each Tranche, the applicable Stock Price Hurdle must be achieved during the applicable Performance Period set forth opposite such Tranche in order for such Tranche to be eligible to vest (although, for the avoidance of doubt, the entire 90 trading day trailing average closing price of a Share used to calculate the Average Closing Price need not occur within the applicable Performance Period so long as the Average Closing Price equals or exceeds the Stock Price Hurdle on at least one day during the Performance Period). If any such Tranche is not earned during the applicable Performance Period, such Tranche shall terminate and be forfeited for no consideration as of the last day of the applicable Performance Period and will not be eligible to become earned or vested in any future Performance Period. In no event may more than 100% of the Total Number of PSUs vest pursuant to this Award.

With respect to each Tranche, the Committee shall determine in its sole discretion whether the applicable Stock Price Hurdle has been exceeded. No Tranche shall become vested until the Committee has certified that such performance condition has been achieved with respect to such Tranche.

Tranche	Performance Period	Number of PSUs Eligible To Be Earned	Stock Price Hurdle
1	1st – 5th anniversary of the grant date	5% of Total Number of PSUs (422,000 Shares)	$75.00
2	1st – 5th anniversary of the grant date	5% of Total Number of PSUs (422,000 Shares)	$100.00
3	2nd – 6th anniversary of the grant date	10% of Total Number of PSUs (844,000 Shares)	$125.00
4	2nd – 6th anniversary of the grant date	10% of Total Number of PSUs (844,000 Shares)	$150.00

5	3rd – 7th anniversary of the grant date	10% of Total Number of PSUs (844,000 Shares)	$175.00
6	3rd – 7th anniversary of the grant date	20% of Total Number of PSUs (1,688,000 Shares)	$200.00
7	4th – 8th anniversary of the grant date	20% of Total Number of PSUs (1,688,000 Shares)	$225.00
8	4th – 8th anniversary of the grant date	20% of Total Number of PSUs (1,688,000 Shares)	$250.00

(b) Change in Control. Notwithstanding the foregoing, in the event of a Change in Control, upon the closing of such Change in Control, the Average Closing Price shall be deemed to be the price per share to be received by securityholders in connection with the Change in Control (as determined by the Board) (the “Change in Control Price”), any Tranches for which the Stock Price Hurdle has not been met shall thereupon be automatically forfeited, and any Tranches for which the Stock Price Hurdle has been met (and which have not already previously vested prior to such Change in Control) shall accelerate and vest; provided that if the Change in Control Price falls between any two Stock Price Hurdles set forth above, then the Number of PSUs Eligible To Be Earned shall be determined using linear interpolation based on the Change in Control Price actually achieved. For example, if the Change in Control Price was $162.50 (i.e. halfway between the Fourth and Fifth Tranches) and none of the PSUs had already vested, then the first four Tranches would vest and 422,000 PSUs (i.e. 50% of the Fifth Tranche) would be earned and vest as of the date of such Change in Control.